SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of January, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
CNPJ/MF nº 60.643.228/0001-21
NIRE 35.300.022.807

NOTICE TO THE MARKET

Votorantim Celulose e Papel S.A. (“VCP”, “Company”), complying with Ofício GAE 2.989-08 posted December 30th, 2008 by Bolsa de Valores de São Paulo (“BOVESPA”), hereby informs the following:

VCP traditionally holds public meetings with market analysts in line with the best transparency practices and pursuant to the terms of item 4.4 of the Level 1 Rules of Differentiated Practices of Corporate Governance by Bovespa, which the Company voluntarily follows. In 2008 a public meeting scheduled on VCP’s Calendar of Events to occur on November 27th was postponed to December 17th.

However, the efforts towards the acquisition of Aracruz shares held by Arapar S.A. (“Arapar”) and the impacts on the aforementioned transaction of the material changes in the macroeconomic scenario made 2008 an atypical year for the Company.

An eventual acquisition of these shares would have significantly impacted VCP’s strategic planning and its expansion projects, thus VCP kept the market informed about the evolution of every step of the negotiation.

In face of the above considerations and primarily in view of the negotiations between Votorantim Industrial S.A. (“VID”) and Aracruz’s other controlling shareholders which are still ongoing, we cancelled, exceptionally, the APIMEC public meeting scheduled to December 17th, 2008. In our view, such event could have jeopardized the legitimate interests of the Company and its shareholders.

We maintain our commitment of holding a public meeting as soon as any relevant decision regarding the transaction has occurred.

São Paulo, January 08th, 2009.

Paulo Prignolato
CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: January 8, 2009	By:	/s/ Paulo Prignolato
Paulo Prignolato
Title Chief Financial Officer